Exhibit 99.1

Progen Pharmaceuticals to Present at Sixth Annual Needham & Company
Biotechnology and Medical Technology Conference

Brisbane, Australia.  12 June 2007: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced that Justus Homburg, Chief Executive Officer, will present at the Sixth Annual Needham & Company Biotechnology and Medical Technology Conference at The New York Palace Hotel in New York on Wednesday, 13 June, 2007 at 2:30 PM ET (Thursday, 14 June, 2007 at 4:30 AM Brisbane EST).

The audio presentation will be webcast live. The web link to the live audio presentation may be accessed on the Company’s website at www.progen-pharma.com on Wednesday, 13 June, 2007 at 2:30 PM ET (Thursday, 14 June, 2007 at 4:30 AM Brisbane EST) and will be available for 30 days thereafter.

About Progen: Progen Pharmaceuticals Limited (formerly Progen Industries Limited) is an Australian-based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule therapeutics primarily for the treatment of cancer.

Progen Information: Justus Homburg Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: justush@progen-pharma.com	Noreen Dillane Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: noreend@progen-pharma.com

Media and Investor Relations Australia: Rebecca Piercy Buchan Consulting T: +61 2 9237 2800 / 0422 916 422 E: rpiercy@bcg.com.au	Rebecca Wilson Buchan Consulting T: +61 417 382 391 E: rwilson@bcg.com.au

Media Relations USA: Robert D. Stanislaro FD T: 212-850-5657 E: robert.stanislaro@fd.com	Investor Relations USA: Evan Smith FD T: 212-850-5606 E: Evan.smith@fd.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration prior to the commercialization of any of our product candidates, including PI-88, the risk that the Phase 2 study results described herein are not predictive of the Phase 3 studies which we intend to initiate, risks attendant to delays in obtaining the necessary approvals for clinical testing of our product candidates, risks associated with delays in patient recruitment for our planned Phase 3 clinical and other trials, delays in the conduct and completion of our clinical trials, in particular our planned phase 3 clinical trials for PI-88, risks associated with our failure to demonstrate adequate efficacy and safety data in our planned phase 3 clinical trials to advance the development of PI-88, risks associated with our inability or failure to meet applicable regulatory standards and receive regulatory approval for commercialization of PI-88, risks associated with the market acceptance of PI-88, PI-166 and any of our other product candidates, if approved for commercialization, risks associated with our inability to manufacture or otherwise obtain adequate supplies of PI-88, our future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in our filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.